Exhibit 3.1

Satzung	Articles of Association
der	of
Spark Networks SE	Spark Networks SE
1. Abschnitt. Allgemeine Bestimmungen	Section 1. General Provisions
§ 1 Rechtsform; Firma, Sitz und Geschäftsjahr	§ 1 Legal Form; Corporate Name, Registered Office and Financial Year
(1) Die Gesellschaft hat die Rechtsform einer Europäischen Gesellschaft (Societas Europaea, SE) und führt die Firma	(1) The Company has the legal form of a European company (Societas Europaea, SE) and has the corporate name
Spark Networks SE.	Spark Networks SE.
(2) Sitz der Gesellschaft ist München, Deutschland.[1]	(2) The registered office of the Company is in Munich, Germany.[1]
(3) Das Geschäftsjahr der Gesellschaft ist das Kalenderjahr.	(3) The financial year of the Company is the calendar year.
§ 2 Bekanntmachungen; Informationsübermittlung	§ 2 Notices; Conveyance of Information
(1) Die Bekanntmachungen der Gesellschaft werden ausschließlich im Bundesanzeiger veröffentlicht, sofern	(1) The notices of the Company shall only be published in the Federal Gazette

[1]	The registered office of New Parent will be changed from Munich to Berlin following the Effective Time of the Merger and the registration of the consummation of the proposed share capital increases for purposes of the contribution of Riesling and Chardonnay to New Parent.

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das Gesetz nicht etwas anderes bestimmt.	(Bundesanzeiger), unless specified otherwise by law.
(2) Die Gesellschaft kann Informationen an Aktionäre auch im Wege der Datenfernübertragung übermitteln.	(2) Information to shareholders can also be conveyed by electronic means.
(3) Der Anspruch der Aktionäre aus §§ 125 Abs. 2, 128 Abs. 1 AktG i.V.m. Art. 9(1)(c)(ii) der VO (EG) 2157/2001 („SE-VO“) auf Übermittlung von Mitteilungen nach § 125 Abs. 1 AktG ist auf die Übermittlung im Wege elektronischer Kommunikation beschränkt. Der Verwaltungsrat bleibt dessen ungeachtet berechtigt, ist aber nicht verpflichtet, auch andere Formen der Übermittlung zu nutzen, sofern gesetzliche Bestimmungen nicht entgegenstehen.	(3) The shareholders’ right pursuant to Sections 125 para. 2, 128 para. 1 of the German Stock Corporation Act (AktG) in connection with Art. 9(1)(c)(ii) of regulation (EC) 2157/2001 (“SE Regulation”) to receive notifications pursuant to Section 125 para. 1 of the German Stock Corporation Act is limited to transmission of the notifications via electronic communication. Irrespective of that, the Administrative Board remains entitled, but is not obliged, to use other forms of transmission, if and insofar this does not conflict with any statutory provisions.
§ 3 Gegenstand des Unternehmens	§ 3 Object and purpose of the Company

(1)       Gegenstand des Unternehmens ist

-         der Betrieb und die Erbringung von Onlinediensten in den Bereichen Partnervermittlung, Dating und Kontaktanbahnung;

-         die Entwicklung, der Betrieb und das Vermarkten von Software, die Wartung von Kontaktnetzwerken,

(1)       The object and purpose of the Company is

-          the operation and the provision of services in particular in the areas of matchmaking, dating and contact initiation;

-          the development, operation and marketing of software, maintenance of networks of

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das Design und die Herstellung von Computerprogrammen zur Datenverarbeitung und -verfolgung;

-         das Design und die Errichtung von Homepages und Internetseiten, Kommunikationsdiensten und Unterhaltungsdiensten;

-         das Veranstalten und Durchführen von gesellschaftlichen Events, Werbungs- und Vermarktungsdiensten und E-Commerce Tätigkeit.

contacts, design and creation of computer programs for data processing and tracking;

-          the design and creation of homepages and Internet web sites, communication services and entertainment services;

-          the arranging and conducting of social events, advertising and marketing services and e-commerce activity.

(2) Die Gesellschaft ist berechtigt, alle Geschäfte und Maßnahmen vorzunehmen, die mit den vorstehenden Tätigkeitsgebieten in Zusammenhang stehen oder sonst geeignet sind, dem Gesellschaftszweck unmittelbar oder mittelbar zu dienen.	(2) The Company is entitled to carry out all transactions and actions which are related to the aforementioned lines of business or otherwise appropriate to serve directly or indirectly the objects of the Company.
(3) Die Gesellschaft darf Zweigniederlassungen und Betriebsstätten im In- und Ausland errichten, andere Unternehmen im In- und Ausland gründen, erwerben oder sich an ihnen beteiligen sowie solche Unternehmen leiten. Der Unternehmensgegenstand von Tochter- und Beteiligungsunternehmen darf auch Gegenstände außerhalb der Grenzen des Absatz (1) umfassen.	(3) The Company may establish branch offices and permanent establishments in Germany and abroad, may establish or purchase other Companies in Germany and abroad or hold participating interests in and manage such other Companies. The business purpose of subsidiaries and companies in which the Company holds a participating interest may also include lines of business other than those referenced to in para. (1).
(4) Die Gesellschaft kann ihre Tätigkeit auf einen oder einzelne der in Absatz (1)	(4) The Company may limit its business activity to one or several of the lines of

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genannten Gegenstände beschränken. Die Gesellschaft ist ferner berechtigt, ihre Tätigkeit ganz oder teilweise mittelbar durch Tochter-, Beteiligungs- und Gemeinschaftsunternehmen auszuüben. Sie kann insbesondere ihren Betrieb ganz oder teilweise an von ihr abhängige Unternehmen überlassen und/oder ganz oder teilweise auf von ihr abhängige Unternehmen ausgliedern. Sie kann sich auch auf die Tätigkeit einer geschäftsleitenden Holding und/oder die sonstige Verwaltung eigenen Vermögens beschränken.	business referenced to in para. (1). The Company further is entitled to carry out its business activity in whole or in part, indirectly through subsidiaries, through companies in which the Company holds a participating interest and through joint ventures. In particular, it may transfer and/or spin off its operations in whole or in part to companies controlled by the Company. The Company may also limit its business to acting as a managing holding company and/or restrict itself to administering its own assets.
2. Abschnitt. Grundkapital, Aktien	Section 2. Share Capital, Shares
§ 4 Höhe und Einteilung des Grundkapitals[2]	§ 4 Amount and Subdivision of the Share Capital[2]
(1) Das Grundkapital der Gesellschaft beträgt EUR 120.000,00 (in Worten: Euro einhundertzwanzigtausend).	(1) The share capital of the Company amounts to EUR 120,000.00 (in words: Euro one hundred and twenty thousand).
(2) Das Grundkapital ist eingeteilt in 120.000 auf den Namen lautende Stückaktien.	(2) The share capital of the Company is subdivided into 120,000 registered no-par value shares.

[2]	Registered share capital (para. 1) and number of no-par value shares (para. 2) will be increased accordingly following the Effective Time of the Merger in connection with the registration of the consummation of the proposed share capital increases for purposes of the contribution of Riesling and Chardonnay to New Parent. Provisions on authorized capital in para. 3 (and, if applicable [tbc], on contingent capital in para. 4 and 5, if any) will be included following the Effective Time of the Merger in connection with the registration of the consummation of the proposed share capital increases for purposes of the contribution of Riesling and Chardonnay to New Parent.

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(3) Der Verwaltungsrat ist ermächtigt, das Grundkapital der Gesellschaft bis zum [31. Oktober 2022] (einschließlich) gegen Bar- und/oder Sacheinlagen einmalig oder mehrmals um insgesamt bis zu EUR […][3] durch Ausgabe neuer auf den Namen lautender Stückaktien zu erhöhen (Genehmigtes Kapital [2017]). Der Verwaltungsrat ist ermächtigt, den weiteren Inhalt der Aktienrechte und die Bedingungen der Aktienausgabe festzulegen. Dabei kann die Gewinnberechtigung der neuen Aktien auch abweichend von § 60 Abs. 2 AktG ausgestaltet werden; die neuen Aktien können insbesondere auch mit Gewinnberechtigung ab Beginn des ihrer Ausgabe vorangehenden Geschäftsjahres ausgestattet werden, wenn im Zeitpunkt der Ausgabe der neuen Aktien ein Gewinnverwendungsbeschluss der Hauptversammlung über den Gewinn dieses Geschäftsjahres noch nicht gefasst worden ist.	(3) The Administrative Board is authorized, to increase the Company’s share capital on one or more occasions on or before [October 31, 2022], by not more than in total EUR […][3], in return for contributions in cash and/or in kind, by issuing new registered no-par value shares (Authorized Capital [2017]). The Administrative Board is authorized to define the further content of the shareholder rights and the terms and conditions for the new stock issuance. Thereby, the profit participation rights of the new shares may be determined in deviation from section 60 (2) of the German Stock Corporation Act; in particular, the new shares may carry profit participation rights from the beginning of the fiscal year preceding their issuance provided that the shareholders’ meeting has not already resolved on the profit participation for such fiscal year when the new shares are issued.
Den Aktionären ist grundsätzlich das gesetzliche Bezugsrecht auf die neuen Aktien zu gewähren. Das Bezugsrecht kann dabei auch ganz oder teilweise als mittelbares Bezugsrecht im Sinne von § 186 Abs. 5 Satz 1 AktG ausgestaltet werden.	As a rule, the shareholders shall be granted the statutory preemptive rights to the new shares. The preemptive rights can also be granted by way of indirect preemptive rights within the meaning of section 186 (5)

[3]	Volume of the Authorized Capital will amount to 50% of the target share capital.

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sentence 1 of the German Stock Corporation Act.
Das Bezugsrecht der Aktionäre bei Ausnutzung des Genehmigten Kapitals [2017] unterliegt jedoch folgenden Beschränkungen:	However, the shareholders‘ preemptive rights are subject to the following restrictions when utilizing the Authorized Capital [2017]:
a) Das Bezugsrecht der Aktionäre ist bei Kapitalerhöhungen gegen Bareinlagen ausgeschlossen, wenn die Aktien unter Bezugnahme auf diese Bestimmung zu einem Preis ausgegeben werden, der den Börsenpreis der bestehenden Aktien der Gesellschaft nicht wesentlich unterschreitet und die in Ausnutzung dieser Ermächtigung zum Bezugsrechtsausschluss ausgegebenen Aktien insgesamt 10 % des Grundkapitals nicht überschreiten, und zwar weder im Zeitpunkt des Wirksamwerdens noch im Zeitpunkt der Ausübung dieser Ermächtigung. Als Börsenpreis gilt auch der Preis eines an der NYSE American, LLC notierten American Depository Shares („ADS“), multipliziert mit der Anzahl der ADSs, die eine Aktie repräsentieren.	a) The shareholders’ preemptive rights are excluded with respect to capital increases against cash contributions provided that the shares are issued, with reference to this provision, at an issue price which is not substantially below the stock exchange price of the existing shares of the Company and that the shares issued under this authorization for the exclusion of preemptive rights in total do not exceed 10% of the registered share capital, namely neither at the time this authorization becomes effective nor at the time of the utilization of this authorization. The term “stock exchange price” may also refer to the price of an American Depository Shares (“ADS”) listed on the NYSE American, LLC, multiplied by the number of

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ADSs representing one share.
b) Das Bezugsrecht der Aktionäre ist ferner bei Kapitalerhöhungen gegen Bar- und/oder Sacheinlagen ausgeschlossen, wenn die neuen Aktien unter Bezugnahme auf diese Bestimmung im Rahmen von Beteiligungs- oder Vergütungsprogrammen bzw. Beteiligungs- oder Vergütungsinstrumenten an Personen, die in einem Arbeits- oder Anstellungsverhältnis zur Gesellschaft oder zu einem von ihr abhängigen oder in ihrem (mittelbaren) Mehrheitsbesitz stehenden Unternehmen stehen, oder an geschäftsführende Direktoren der Gesellschaft und/oder Mitglieder von Geschäftsführungen von abhängigen oder im (mittelbaren) Mehrheitsbesitz stehenden Unternehmen oder an Dritte, die diesen Personen das wirtschaftliche Eigentum und/oder die wirtschaftlichen Früchte aus den Aktien überlassen (insbesondere auch durch Lieferung von ADSs), ausgegeben werden sollen. Die neuen Aktien können an die genannten Personen dabei insbesondere auch zu einem vergünstigten Ausgabebetrag (insbesondere auch zum geringsten Ausgabebetrag im Sinne des § 9 Abs. 1 AktG) und/oder gegen Einbringung von Vergütungs- oder ähnlichen Ansprüchen ausgegeben werden. Die neuen Aktien können ferner auch unter Zwischenschaltung eines Kreditinstituts oder eines nach § 53 Abs. 1 Satz 1 oder	b) The shareholders’ preemptive rights are further excluded with respect to capital increases against contributions in cash and/or in kind, if the new shares, with reference to this provision, shall be issued in the context of employee participation and/or remuneration programs or instruments to employees of the Company or companies controlled by the Company or companies in which the Company holds an (indirect) majority interest, or to Managing Directors of the Company and/or to members of the management of companies controlled by the Company or companies in which the Company holds an (indirect) majority interest or to third parties which transfer the economic property (wirtschaftliches Eigentum) and/or the economic benefits from the shares to the mentioned persons (including, in particular, by delivering ADSs). The new shares may, in particular, also be issued to the mentioned

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§ 53b Abs. 1 Satz 1 oder Abs. 7 KWG tätigen Unternehmens ausgegeben werden, das diese Aktien mit der Verpflichtung übernimmt, sie bzw. ADSs, die Aktien repräsentieren, an die vorstehend genannten Personen zu liefern bzw. ihnen anzubieten. Die in Ausnutzung dieser Ermächtigung zum Bezugsrechtsausschluss ausgegebenen Aktien dürfen insgesamt 10 % des Grundkapitals nicht überschreiten, und zwar weder im Zeitpunkt des Wirksamwerdens noch im Zeitpunkt der Ausübung dieser Ermächtigung.	persons at a reduced issue price (including, in particular, at the lowest issue price permissible under section 9 para. 1 of the German Stock Corporation Act) and/or against contribution of remuneration claims or similar claims. Furthermore, the new shares may also be issued through a credit institution or a company operating in accordance with section 53 (1) sentence 1 or section 53b (1) sentence 1 or (7) of the German Banking Act (KWG) which assumes these shares subject to an obligation to deliver or offer them or ADSs representing the shares to the persons mentioned above. The shares issued under this authorization for the exclusion of preemptive rights may in total not exceed 10% of the registered share capital, namely neither at the time this authorization becomes effective nor at the time of the utilization of this authorization.
c) Der Verwaltungsrat ist darüber hinaus ermächtigt, das Bezugsrecht der Aktionäre (auch in Kombination:	c) Furthermore, the Administrative Board is authorized, subject to the

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mit einem Bezugsrechtsausschluss nach vorstehend lit. a) und/oder lit. b)) nach näherer Maßgabe der folgenden Bestimmungen auch in folgenden Fällen auszuschließen	following provisions, to exclude the shareholders’ preemptive rights (also by combining such exclusions with an exclusion of preemptive rights according to lit. a) and/or lit. b) above) also in the following cases:

i.     Der Verwaltungsrat ist ermächtigt, Spitzenbeträge vom Bezugsrecht der Aktionäre auszunehmen und das Bezugsrecht der Aktionäre auch insoweit auszuschließen, wie dies erforderlich ist, um den Inhabern bzw. Gläubigern von Wandlungs- oder Optionsrechten aus Wandel- oder Optionsschuldverschreibungen, die von der Gesellschaft oder einem in- oder ausländischen Unternehmen, an dem die Gesellschaft unmittelbar oder mittelbar mit der Mehrheit der Stimmen und des Kapitals beteiligt ist, ausgegeben wurden oder werden, bzw. den hieraus im Falle eines eigenen Wandlungsrechts der Gesellschaft Verpflichteten ein Bezugsrecht in dem Umfang zu gewähren, wie es ihnen nach Ausübung der Wandlungs- oder Optionsrechte bzw. nach Erfüllung einer Wandlungs- oder Optionspflicht zustünde.

i. The Administrative Board is authorized to exclude the shareholders’ preemptive rights regarding fractional amounts and also to exclude the shareholders’ preemptive rights to the extent it is required in order to grant to holders or creditors, respectively, of conversion or option rights attached to convertible and/or option bonds, that are or were issued by the Company or a national or foreign subsidiary in which the Company either directly or indirectly holds a majority in terms of voting rights and capital, or, in case of an own conversion right of the Company, to holders or creditors, respectively,

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being obligated thereby, preemptive rights to the extent they would be entitled to after exercising the conversion or option rights or after fulfilling a conversion or option obligation, respectively.

ii.         Der Verwaltungsrat ist ferner ermächtigt, bei Kapitalerhöhungen gegen Sacheinlagen – insbesondere zum Zweck des Erwerbs von Unternehmen, Unternehmensteilen oder Beteiligungen an Unternehmen, im Rahmen von Unternehmenszusammenschlüssen und/oder zum Zwecke des Erwerbs sonstiger Vermögensgegenstände einschließlich Rechten und Forderungen – das Bezugsrecht der Aktionäre auszuschließen.

ii. Additionally, the Administrative Board is authorized to exclude the shareholders’ preemptive rights when increasing the share capital in exchange for contributions in kind, in particular to acquire companies, parts of companies or shareholdings, in the context of joint ventures and mergers and/or for the purpose of acquiring other assets including rights and claims.
§ 5 Aktien	§ 5 Shares
(1) Die Aktien der Gesellschaft lauten auf den Namen.	(1) The shares of the Company are registered shares.
(2) Die Gesellschaft ist berechtigt, Aktien in Einzel- oder Sammelurkunden zu verbriefen. Form und Inhalt der Aktienurkunden sowie von Gewinnanteils- und Erneuerungsscheinen	(2) The Company may certify shares by individual or global certificates. Form and content of the share certificates as well as of profit

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bestimmt der Verwaltungsrat. Der Anspruch der Aktionäre auf Verbriefung ihrer Anteile ist ausgeschlossen.	share and renewal certificates are determined by the Administrative Board. The shareholders’ right to have their shares evidenced by certificates is excluded.
(3) Bei einer Erhöhung des Grundkapitals kann die Gewinnbeteiligung neuer Aktien abweichend von § 60 Abs. 1 und 2 AktG bestimmt werden. Junge Aktien aus einer künftigen Kapitalerhöhung können mit Vorzügen bei der Gewinnverteilung versehen werden.	(3) In the event of an increase in share capital, the profit share of new shares may be determined in derogation from Section 60 paragraphs 1 and 2 of the German Stock Corporation Act. New shares from a future increase in share capital may be granted preferential rights in the distribution of profits.

3. Abschnitt. Verfassung	Section 3. Constitution of the Company
§ 6 Monistisches System; Organe	§ 6 One-tier System; Governing Bodies
(1) Die Gesellschaft hat eine monistische Unternehmensleitungs- und Kontrollstruktur.	(1) The Company has a one-tier management and administrative system.
(2) Die Organe der Gesellschaft sind:	(2) The governing bodies of the Company are:
a) der Verwaltungsrat; und	a) the Administrative Board; and

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b) die Hauptversammlung.	b) the General Meeting of Shareholders.
(3) Die geschäftsführenden Direktoren führen die Geschäfte der Gesellschaft, indem sie die Grundlinien und Vorgaben umsetzen, die der Verwaltungsrat aufstellt.	(3) The Company’s Managing Directors are managing the Company by implementing the principles and guidelines established by the Administrative Board.

4. Abschnitt. Die geschäftsführenden Direktoren	Section 4. The Managing Directors
§ 7 Bestellung, Zuständigkeit, Abberufung	§ 7 Appointment, Responsibilities, Removal
(1) Der Verwaltungsrat bestellt einen oder mehrere geschäftsführende Direktoren. Mitglieder des Verwaltungsrats können zu geschäftsführenden Direktoren bestellt werden, sofern die Mehrheit des Verwaltungsrats weiterhin aus nicht geschäftsführenden Mitgliedern besteht.	(1) The Administrative Board shall appoint one or more Managing Directors. Members of the Administrative Board may be appointed as Managing Directors provided that the members not serving as Managing Directors shall at all times constitute the majority of the Administrative Board members.
(2) Der Verwaltungsrat kann einen geschäftsführenden Direktor zum Vorsitzenden der Geschäftsführung (Chief Executive Officer, CEO) ernennen und einen oder zwei weitere geschäftsführende Direktoren zu seinen Stellvertretern ernennen.	(2) The Administrative Board may nominate one of these Managing Directors as chief executive officer (CEO) and one or two further Managing Directors as his deputies.

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(3) Sind mehrere geschäftsführende Direktoren bestellt, können sie sich eine Geschäftsordnung geben, sofern nicht der Verwaltungsrat eine Geschäftsordnung für die geschäftsführenden Direktoren erlässt.	(3) If at least two Managing Directors are appointed, they may adopt their own rules of procedure, unless the Administrative Board adopts rules of procedure for the Managing Directors.
(4) Die geschäftsführenden Direktoren führen die Geschäfte der Gesellschaft nach Maßgabe der Gesetze, dieser Satzung, der Geschäftsordnung für die geschäftsführenden Direktoren und den Weisungen des Verwaltungsrats.	(4) The Managing Directors shall conduct the business of the Company in accordance with statutory provisions, these articles of association, the rules of procedure for the Managing Directors and the instructions of the Administrative Board.
(5) Geschäftsführende Direktoren können jederzeit durch Beschluss des Verwaltungsrates abberufen werden.	(5) Managing Directors may be removed from office at any time by resolution of the Administrative Board.
§ 8 Vertretung der Gesellschaft	§ 8 Representing the Company
(1) Ist nur ein geschäftsführender Direktor bestellt, so vertritt er die Gesellschaft allein. Sind mehrere geschäftsführende Direktoren bestellt, so wird die Gesellschaft durch zwei geschäftsführende Direktoren oder durch einen geschäftsführenden Direktor in Gemeinschaft mit einem Prokuristen gesetzlich vertreten.	(1) If only one Managing Director is appointed, he shall have sole and individual authority to represent the Company. If at least two Managing Directors are appointed, the Company shall either be legally represented by two Managing Directors or by one Managing Director and one executive officer vested with power of commercial

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representation under German law (Prokurist).
(2) Der Verwaltungsrat kann bestimmen, dass einzelne oder alle geschäftsführenden Direktoren einzelvertretungsbefugt sind.	(2) The Administrative Board may determine that individual or all Managing Directors have sole and individual authority to represent the Company.
(3) Der Verwaltungsrat kann ferner einzelne oder alle geschäftsführenden Direktoren allgemein oder für den Einzelfall von dem Verbot der Mehrfachvertretung des § 181 Alternative 2 BGB befreien; § 41 Abs. 5 SEAG bleibt unberührt.	(3) The Administrative Board may further release individual or all Managing Directors from the prohibition on multiple representation pursuant to Section 181 alternative 2 of the German Civil Code (BGB) in general or in specific cases; Section 41 para. 5 of the SEAG remains unaffected.
§ 9 Zustimmungsbedürftige Geschäfte	§ 9 Transactions Requiring Approval
(1) Die geschäftsführenden Direktoren dürfen die folgenden Maßnahmen und Geschäfte nur mit vorheriger Zustimmung des Verwaltungsrats ausführen:	(1) The Managing Directors shall execute the following measures and transactions only with the prior approval of the Administrative Board:
a) Verabschiedung der jährlichen Budgetplanung für die Gesellschaft und ihren Tochterunternehmen für das folgende Geschäftsjahr (Prouktion, Umsatz, Personal, Investments, Finanzierung und Gewinn- und Verlustplanung) (die “Budgetplanung”);	a) Adopting the annual budget planning for the Company and its subsidiaries for the coming business year (production, turnover, personnel, investment, financing as well as profit

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and loss planning) (the “Budget Planning”);
b) Erwerb und Veräußerung von Unternehmen, Unternehmensbeteiligungen und Unternehmensteilen, wenn der Gegenwert vom Verwaltungsrat festgelegte Wertgrenzen übersteigt. Ausgenommen sind, soweit vom Verwaltungsrat nicht anders bestimmt, Erwerb und Veräußerung von und an verbundene Unternehmen i.S.d. §§ 15 ff. Aktiengesetz.	b) Acquisition and disposal of enterprises, interests in companies and parts of companies, in case the value exceeds the thresholds stipulated by the Administrative Board. This does not apply, to the extent not stipulated to the contrary by the Administrative Board, to the acquisition and disposal from or to affiliated companies (within the meaning of §§ 15 et. seq. German Stock Corporations Act).
c) Investitionen in das Anlagevermögen über einen vom Verwaltungsrat für den Einzelfall oder das betreffend Geschäftsjahr festgelegten Betrag hinaus; und	c) Spending for additions to fixed assets (Investitionen in das Anlagevermögen) in excess of thresholds as determined by the Administrative Board per individual case or for the respective business year; and
d) Aufnahme von Finanzverbindlichkeiten, wenn deren Umfang vom Verwaltungsrat festgelegte Wertgrenzen übersteigt.	d) Incurrence of financial obligations in case the value exceeds their thresholds stipulated by the Administrative Board.

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(2) Maßnahmen oder Transaktionen, die ausdrücklich in der vom Verwaltungsrat genehmigten Budgetplanung enthalten sind, bedüfen keiner zustätzlichen Zustimmung durch den Verwaltungsrat gemäß vorstehendem Absatz 1, es sei den die betreffende Maßnahme oder Transaktion überschreitet wert- bzw. betragsmäßig den Betrag oder die Grenze, die für die jeweilige Maßnahme oder Transaktion in der genehmigten Budgetplanung vorgesehen ist.	(2) Measures or transactions specifically addressed in the Budget Planning as approved by the Administrative Board do not require a separate approval of the Administrative Board under para. 1) above, unless the relevant measure or transaction exceeds in terms of value/amount the amount or limit provided for such measure or transaction in the approved Budget Planning.
(3) Das Recht des Verwaltungsrats, weitere Maßnahmen und Geschäfte zu bestimmen, die nur mit seiner Zustimmung vorgenommen werden dürfen, bleibt unberührt.	(3) The Administrative Board’s right to determine further measures and transactions requiring its approval shall remain unaffected.

5. Abschnitt. Der Verwaltungsrat	Section 5. The Administrative Board
§ 10 Zusammensetzung und Amtsdauer	§ 10 Composition and Term of Office
(1) Der Verwaltungsrat der Gesellschaft besteht aus mindestens drei Mitgliedern. Im Übrigen bestimmt die Hauptversammlung die Zahl der Mitglieder des Verwaltungsrats unter Beachtung der Regelung in § 23 Abs. 1 SEAG. Sämtliche Mitglieder des Verwaltungsrats werden von der Hauptversammlung bestellt.	(1) The Company’s Administrative Board comprises at least three members. Apart from that, the General Meeting of Shareholders shall determine the number of the Administrative Board members in accordance with the provisions of section 23 para. 1 of the SEAG. All members of the Administrative

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Board are elected by the General Meeting of Shareholders.
(2) Die Wahl der Mitglieder des Verwaltungsrats erfolgt, sofern die Hauptversammlung bei der Wahl keine kürzere Amtszeit bestimmt, für den Zeitraum bis zur Beendigung der Hauptversammlung, die über ihre Entlastung für das vierte Geschäftsjahr ab Beginn ihrer Amtszeit beschließt, wobei das Geschäftsjahr, in dem die Amtszeit beginnt, nicht mitzurechnen ist, höchstens jedoch für sechs Jahre. Wiederbestellungen sind zulässig.	(2) Unless the General Meeting of Shareholders determines a shorter term, the members of the Administrative Board are elected for a term ending with the close of the General Meeting of Shareholders which resolves on the formal approval of their acts for the fourth fiscal year following the commencement of their term, not counting the year in which their term of office commences, however, for a term of six years at the longest. Reappointments are permissible.
(3) Ergänzungswahlen erfolgen für die restliche Amtszeit des ausgeschiedenen Mitglieds, sofern die Hauptversammlung bei der Wahl keine abweichende Amtszeit bestimmt, die jedoch die nach Absatz (2) zulässige Höchstdauer nicht überschreiten darf.	(3) Substitute elections shall be held for the remaining period of office of any member withdrawing from the Administrative Board unless the General Meeting of Shareholders determines a different term on the occasion of the election which, however, must not exceed the permitted maximum term according to para. (2).
(4) Für Mitglieder des Verwaltungsrats können gleichzeitig mit deren Wahl Ersatzmitglieder gewählt werden. Ist bei der Wahl keine anderweitige Bestimmung getroffen worden, treten sie in der Reihenfolge ihrer Wahl an die Stelle vorzeitig ausscheidender, gleichzeitig von der Hauptversammlung gewählter	(4) Substitute members may be elected for members of the Administrative Board simultaneously with the relevant member’s election. If not stipulated otherwise in the election, the substitute members

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Verwaltungsratsmitglieder. Tritt ein Ersatzmitglied an die Stelle eines vorzeitig ausgeschiedenen Verwaltungsratsmitglieds, so erlischt sein Amt, falls nach Eintritt des Ersatzfalles im Wege der Ergänzungswahl ein Nachfolger für das ausgeschiedene Verwaltungsratsmitglied gewählt wird, mit der Beendigung der Hauptversammlung, in der die Ergänzungswahl erfolgt, anderenfalls mit Ablauf der restlichen Amtszeit des Ausgeschiedenen. Erlischt das Amt des Ersatzmitglieds durch Ergänzungswahl für den Ausgeschiedenen, erlangt das Ersatzmitglied seine vorherige Stellung als Ersatzmitglied für andere Verwaltungsratsmitglieder zurück.	replace, in the order of their election, prematurely withdrawing members of the Administrative Board which were elected by the same General Meeting of Shareholders. In case a substitute member replaces a prematurely withdrawing member of the Administrative Board, his office ends, if after the substitution situation has occurred a successor for the withdrawing Administrative Board member is elected by way of a by-election, with the close of the General Meeting of Shareholders in which the by-election is resolved on, otherwise with the end of the remaining term of office of the withdrawing Administrative Board member. If the term of office of the substitute member ends by by-election for the withdrawing Administrative Board member, the substitute member regains its previous office as substitute member for other members of the Administrative Board.
(5) Jedes Verwaltungsratsmitglied kann sein Amt unter Einhaltung einer Frist von einem Monat durch eine an den Vorsitzenden des Verwaltungsrats – oder im Falle einer Amtsniederlegung durch den Vorsitzenden des Verwaltungsrats an seinen Stellvertreter – zu richtende schriftliche Erklärung niederlegen. Der Vorsitzende des Verwaltungsrats – oder im Falle einer Amtsniederlegung durch den Vorsitzenden des Verwaltungsrats sein	(5) Each member of the Administrative Board may resign from office by giving one month’s notice in writing to be directed to the Chairman of the Administrative Board or in case of resignation of the Chairman of the Administrative Board to his Vice-Chairman. The Chairman of the Administrative Board – or in case

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Stellvertreter – kann einer Verkürzung der Frist oder einem Verzicht auf die Wahrung der Frist zustimmen. Das Recht zur Amtsniederlegung aus wichtigem Grund bleibt hiervon unberührt.	of resignation of the Chairman of the Administrative Board his Vice-Chairman – may approve a shorter notice period or a waiver of the notice period. This shall not affect the right to resign from office for good cause.
§ 11 Vorsitzender und Stellvertreter	§ 11 Chairman and Vice-Chairmen
(1) Der Verwaltungsrat wählt aus seiner Mitte einen Vorsitzenden und mindestens einen stellvertretenden Vorsitzenden. Die Amtszeiten des Vorsitzenden und eines stellvertretenden Vorsitzenden entsprechen, soweit bei der Wahl nicht kürzere Amtszeiten bestimmt werden, ihren jeweiligen Amtszeiten als Verwaltungsratsmitglied.	(1) The Administrative Board shall elect from among its members a Chairman and at least one Vice-Chairman. The terms of office as Chairman and Vice-Chairman shall correspond to their terms of office as Administrative Board members, unless the terms are shortened on the occasion of the election.
(2) Wenn der Vorsitzende oder ein stellvertretender Vorsitzender vorzeitig aus diesem Amt ausscheiden, hat der Verwaltungsrat unverzüglich eine Neuwahl durchzuführen.	(2) If the Chairman or a Vice-Chairman withdraws from this office prematurely, the Administrative Board shall immediately conduct a new election.
(3) Die dem Vorsitzenden durch Gesetz oder Satzung eingeräumten besonderen Befugnisse stehen – soweit sich aus Gesetz oder Satzung nicht ein anderes ergibt – im Falle seiner Verhinderung seinem Stellvertreter. Sind Vorsitzender und Stellvertreter an der Wahrnehmung ihrer Aufgaben verhindert, so hat diese Aufgaben für die Dauer der Verhinderung das an	(3) In case the Chairman is precluded from his office, the Vice-Chairman shall have the same special powers conferred to the Chairman by statutory law or the articles of association to the extent statutory law or the articles of association do not provide otherwise. In case the Chairman

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Lebensjahren älteste der verbleibenden Verwaltungsratsmitglieder zu übernehmen; dies gilt entsprechend, solange weder ein Vorsitzender noch ein Stellvertreter bestellt ist.	and the Vice-Chairmen are not able to fulfill their tasks, the oldest in age of the remaining members of the Administrative Board shall fulfill these tasks for the duration of the hindrance; this also applies as long as neither a Chairman nor a Vice-Chairman is appointed.
§ 12 Aufgaben des Verwaltungsrats	§ 12 Responsibilities of the Administrative Board
(1) Der Verwaltungsrat leitet die Gesellschaft, bestimmt die Grundlinien ihrer Tätigkeit und überwacht deren Umsetzung. Der Verwaltungsrat hat die ihm nach Gesetz und dieser Satzung zugewiesenen Aufgaben.	(1) The Administrative Board shall direct the Company, establish the general principles of its business and supervise their implementation. The Administrative Board has the responsibilities as stipulated by statutory law and these articles of association.
(2) Der Verwaltungsrat ist befugt, Änderungen der Satzung, die nur deren Fassung betreffen, zu beschließen.	(2) The Administrative Board is empowered to adopt resolutions on amending the articles of association which affect the wording only but not the sense or meaning thereof.
(3) Der Verwaltungsrat gibt sich eine Geschäftsordnung.	(3) The Administrative Board shall adopt its own rules of procedure.

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§ 13 Sitzungen	§ 13 Meetings
(1) Die Sitzungen des Verwaltungsrats werden durch den Vorsitzenden des Verwaltungsrats in Textform (§ 126b BGB) einberufen. Die Einberufung muss spätestens am 10. Tag vor der Sitzung erfolgen. Für die Wahrung der Frist genügt die Absendung. In dringenden Fällen kann der Vorsitzende diese Frist angemessen verkürzen und die Sitzung auch mündlich, fernmündlich oder durch Nutzung sonstiger Telekommunikationsmittel einberufen. Die Geschäftsordnung des Verwaltungsrats kann allgemein oder für bestimmte Fälle die in Satz 2 bestimmte Frist verkürzen.	(1) Administrative Board meetings shall be convoked by the Chairman of the Administrative Board in text form (Section 126b of the German Civil Code). Such convocation shall occur no later than on the 10th day before the Administrative Board meeting. Dispatch of the convocation suffices to meet the notice period. In the event of urgency, the Chairman may shorten this notice period in a reasonable manner and may also convoke a meeting orally, by telephone or by other means of telecommunication. The rules of procedure of the Administrative Board may shorten the notice period in sentence 2 generally or for specific situations.
(2) Mit der Einberufung sind Ort und Zeit der Sitzung sowie die Tagesordnung mitzuteilen. Ergänzungen der Tagesordnung sind, soweit nicht ein dringender Fall eine spätere Mitteilung rechtfertigt, spätestens fünf Tage vor der Sitzung mitzuteilen; die Regelungen von Absatz (1) Satz 3 bis 5 gelten entsprechend. In Sitzungen, die nicht ordnungsgemäß einberufen sowie über Gegenstände der Tagesordnung, die nicht ordnungsgemäß angekündigt worden sind, darf nur beschlossen werden, wenn kein Verwaltungsratsmitglied widerspricht. Abwesenden Verwaltungsratsmitgliedern ist in	(2) The location and time of the meeting as well as the agenda of the meeting are to be notified together with the convocation. Amendments to the agenda may be submitted up to five days prior to the Administrative Board meeting unless a later submission is justified by an urgent matter; the provisions of para. (1) sentence 3 to 5 apply accordingly. In meetings which were not duly convoked and on agenda items which were not duly

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einem solchen Fall Gelegenheit zu geben, binnen einer vom Vorsitzenden zu bestimmenden angemessenen Frist der Beschlussfassung zu widersprechen oder ihre Stimme nachträglich abzugeben. Der Beschluss wird erst wirksam, wenn die abwesenden Verwaltungsratsmitglieder der Beschlussfassung innerhalb der Frist nicht widersprochen (oder ihr zugestimmt) oder ihre Stimme nachträglich abgegeben haben.	notified voting may only be held if no member of the Administrative Board raises an objection. In such a case absent members of the Administrative Board must be given the opportunity to object to the resolution within an appropriate period to be stipulated by the Chairman or to cast his or her vote subsequently. The resolution shall become effective only if this period of time has elapsed without any absent Administrative Board member raising an objection regarding the resolution or if, within this period of time, the absent Administrative Board member consented to the resolution or cast his or her vote subsequently.
(3) Im Anschluss an die Neuwahl des Verwaltungsrats in einer Hauptversammlung findet eine Verwaltungsratssitzung statt, zu der es einer besonderen Einladung nicht bedarf. In dieser Sitzung wählt der Verwaltungsrat aus seiner Mitte einen Vorsitzenden und einen oder mehrere Stellvertreter.	(3) Subsequent to the election of the Administrative Board at a shareholders’ meeting, the Administrative Board shall meet without the requirement of a separate convocation. At this meeting, the Administrative Board shall elect one Chairman and one or more Vice-Chairmen from among its members.
§ 14 Beschlussfassung	§ 14 Adopting Resolutions
(1) Beschlüsse des Verwaltungsrats werden in der Regel in Sitzungen gefasst. Auf Anordnung des Vorsitzenden kann eine Beschlussfassung	(1) Administrative Board resolutions shall generally be adopted in meetings. By order of the

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des Verwaltungsrats auch außerhalb von Sitzungen (oder im Wege der kombinierten Beschlussfassung) durch telefonische Stimmabgabe, Stimmabgabe in Textform (§ 126b BGB) und/oder unter Nutzung sonstiger Mittel der Telekommunikation oder elektronischer Medien erfolgen. Für Form und Frist der Anordnung gelten die Bestimmungen des § 13 Absatz (1) und Absatz (2) entsprechend.	Chairman, the Administrative Board’s resolutions may also be adopted outside of meetings (or by way of combined voting procedure) by voting via telephone, text form (Section 126b of the German Civil Code) and/or by using other methods of telecommunication or electronic media. Regarding formal requirements and time period of the order, the provisions of § 13 para. (1) and para. (2) shall apply accordingly.
(2) Auch ohne (rechtzeitige) Anordnung im Sinne von Absatz (1) ist eine Beschlussfassung in der in Absatz (1) Satz 2 genannten Weise zulässig, wenn kein Verwaltungsratsratsmitglied widerspricht. Nähere Regelungen hierzu kann die Geschäftsordnung des Verwaltungsrats enthalten.	(2) Even without a (timely issued) order within the meaning of para. (1), adopting resolutions is permissible by using the methods set out in para. (1) sentence 2 provided that no Administrative Board member objects. Further details in this regard may be set out in the Administrative Board’s rules of procedure.
(3) Der Verwaltungsrat ist beschlussfähig, sofern mindestens die Hälfte seiner Mitglieder, aus denen er insgesamt gemäß Satzung und Beschluss der Hauptversammlung zu bestehen hat, an der Beschlussfassung teilnehmen. Beschlüsse des Verwaltungsrats werden, soweit nicht zwingende gesetzliche Regelungen oder diese Satzung etwas anderes bestimmen, mit einfacher Mehrheit der abgegebenen Stimmen gefasst. Dabei gilt Stimmenthaltung als Mitwirkung an der Beschlussfassung, aber nicht als Stimmabgabe. Bei Stimmengleichheit gibt die	(3) The Administrative Board has a quorum if at least half of its members of whom it has to consist altogether according to the articles of association and the resolutions of the General Meeting of Shareholders participate in the decision-taking. Unless otherwise stipulated by mandatory statutory provisions or this articles of association, resolutions of the Administrative Board shall be adopted by simple

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Stimme des Vorsitzenden des Verwaltungsrats den Ausschlag (Stichentscheid); das gilt auch bei Wahlen. Nimmt der Vorsitzende des Verwaltungsrats an der Abstimmung nicht teil, so steht seinem Stellvertreter das Stichentscheidungsrecht nicht zu.	majority of the votes cast. In this connection abstentions shall be deemed to constitute participating in the decision-taking but not casting a vote. In the event of a tie, the Chairman of the Administrative Board shall have a casting vote; this shall also apply at elections. If the Chairman of the Administrative Board does not participate in the decision-taking, the Vice-Chairman shall not have the casting vote.
(4) Der Vorsitzende ist befugt, Erklärungen des Verwaltungsrats, die zur Durchführung der Beschlüsse erforderlich sind, in dessen Namen abzugeben.	(4) The Chairman is authorized on behalf of the Administrative Board to deliver declarations of the Administrative Board which are required to implement the resolutions.
§ 15 Ausschüsse des Verwaltungsrats	§ 15 Committees of the Administrative Board
(1) Der Verwaltungsrat kann aus seiner Mitte Ausschüsse bilden und ihnen, soweit gesetzlich zulässig, auch Angelegenheiten zur Beschlussfassung anstelle des Gesamt-Verwaltungsrats zuweisen. Näheres regelt die Geschäftsordnung des Verwaltungsrats.	(1) The Administrative Board may establish committees from among its members and, to the extent permitted by law, assign to the committees the responsibility to take decisions in place of the Administrative Board as a whole. Further details are set out in the Administrative Board’s rules of procedure.
(2) Für die Beschlussfähigkeit und Beschlussfassung eines Ausschusses gelten	(2) The provisions of § 14 shall apply accordingly to a committee’s

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die Regelungen des § 14 mit der Maßgabe entsprechend, dass für die Beschlussfähigkeit statt auf die Anzahl der Mitglieder des Verwaltungsrats gemäß Satzung und Beschluss der Hauptversammlung auf die Anzahl der Mitglieder des jeweiligen Ausschusses abzustellen ist, an der Beschlussfassung in einem Ausschuss jedoch mindestens drei Mitglieder teilnehmen müssen. Das Stichentscheidungsrecht des Vorsitzenden besteht bei der Beschlussfassung in einem Ausschuss nicht.	quorum and its decision-taking provided that with respect to the quorum – instead of the number of Administrative Board members according to the articles of association and the resolutions of the General Meeting of Shareholders – the number of members of the respective committee shall be decisive, whereby at least three members must participate in a committee’s decision-taking. The casting vote of the Chairman does not apply to resolutions of a committee.
§ 16 Vergütung	§ 16 Remuneration

(1)    Die Mitglieder des Verwaltungsrats erhalten für jedes volle Geschäftsjahr ihrer Zugehörigkeit zum Verwaltungsrat eine feste Vergütung. Sie beträgt für jedes Verwaltungsratsmitglied EUR 25.000.

Die feste Vergütung erhöht sich für die Wahrnehmung der nachfolgend genannten Positionen jeweils um den folgenden Betrag:

(i) EUR 10.000 für den Vorsitzenden des Verwaltungsrats, (ii) EUR 5.000 für den stellvertretenden Vorsitzenden, (iii) EUR 5.000 für den Vorsitzenden des Präsidial- und Nominierungsausschusses, (iv) EUR 3.000 für sonstige Mitglieder des Präsidial- und Nominierungsausschusses, (v) EUR 7.500 für den Vorsitzenden des Prüfungsausschusses und (vi) EUR 5.000 für sonstige Mitglieder des Prüfungsausschusses.

(1)    The members of the Administrative Board shall receive a fixed remuneration for each full fiscal year of Administrative Board membership. This remuneration amounts to EUR 25,000 for each Administrative Board member.

The fixed remuneration shall be increased by the amounts set out below for serving on the following positions:

(i) EUR 10,000 for the Chairman of the Administrative Board, (ii) EUR 5,000 for the Vice Chairman, (iii) EUR 5,000 for the Chairman of the Presiding and Nomination

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Bei Wahrnehmung mehrerer der vorstehenden Positionen durch ein Verwaltungsratsmitglied finden die betreffenden Erhöhungen kumulativ Anwendung.

Verwaltungsratsmitglieder, die zugleich geschäftsführende Direktoren der Gesellschaft sind, erhalten ausschließlich eine Vergütung für ihre Tätigkeit als geschäftsführender Direktor entsprechend ihrem jeweiligen Dienstvertrag.

Committee, (iv) EUR 3,000 for other members of the Presiding and Nomination Committee, (v) EUR 7,500 for the Chairman of the Audit Committee and (vi) EUR 5,000 for other members of the Audit Committee.

If a member of the Administrative Board serves on several of the above positions the respective increase amounts shall apply cumulatively.

Members of the Administrative Board who are also Managing Directors of the Company shall be compensated exclusively under their respective service agreements for their duties carried out in their capacity as Managing Director.

(2) Die Vergütungen gemäß vorstehendem Absatz 1 sind zahlbar in vier gleichen Raten, jeweils fällig nach Ablauf eines Quartals. Verwaltungsratsmitglieder, die nicht während eines vollen Geschäftsjahres dem Verwaltungsrat angehört haben oder die in Absatz 1 genannten Positionen innehatten, erhalten die jeweilige Vergütung zeitanteilig.	(2) The remunerations pursuant to the foregoing para. (1) are payable in four equal installments, each due after the expiration of a quarter. Administrative Board members who served on the Administrative Board or in the positions mentioned in para. 1 for only part of the financial year shall receive pro rata remuneration in accordance with the duration of their service.

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(3) Die Mitglieder des Verwaltungsrats erhalten ferner Ersatz aller Auslagen sowie Ersatz der auf ihre Vergütung und Auslagen zu entrichtenden Umsatzsteuer.	(3) Furthermore, members of the Administrative Board shall be reimbursed for all out-of-pocket expenses and for the sales tax payable on their out-of-pocket expenses and remuneration.
(4) Die Gesellschaft kann zugunsten der Verwaltungsratsmitglieder eine Vermögensschaden-Haftpflichtversicherung (D&O-Versicherung) zu marktüblichen und angemessenen Konditionen abschließen, welche die gesetzliche Haftpflicht aus der Verwaltungsratstätigkeit abdeckt.	(4) The Company may take out financial loss liability insurance (D&O insurance) for the benefit of the members of the Administrative Board, under market-standard and appropriate terms and conditions, to cover legal liability arising from their activities on the Administrative Board.

6. Abschnitt. Die Hauptversammlung	Section 6. General Meeting of Shareholders
§ 17 Ort und Einberufung	§ 17 Venue and Convocation
(1) Die Hauptversammlung findet am Sitz der Gesellschaft, am Sitz einer deutschen Wertpapierbörse oder an einem Ort in Deutschland im Umkreis von 50 km vom Sitz der Gesellschaft oder vom Sitz einer deutschen Wertpapierbörse statt.	(1) The General Meeting of Shareholders shall be held at the Company’s registered office, at the location of a German stock exchange or at a place in Germany located within a 50 km radius of the Company’s registered office or of the location of a German stock exchange.

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(2) Die Hauptversammlung wird durch den Verwaltungsrat oder die sonst hierzu gesetzlich befugten Personen einberufen.	(2) The General Meeting of Shareholders shall be convened by the Administrative Board or by any further persons authorized by law.
(3) Für die Form und Frist der Einberufung gelten die gesetzlichen Vorschriften.	(3) Form and notice period requirements for calling the shareholders’ meeting shall be governed by the statutory provisions.
§ 18 Teilnahme und Ausübung des Stimmrechts	§ 18 Attendance and Exercise of Voting Right
(1) Zur Teilnahme an der Hauptversammlung und zur Ausübung des Stimmrechts sind nur diejenigen Aktionäre berechtigt, die sich nach näherer Maßgabe der nachfolgenden Bestimmungen rechtzeitig vor der Hauptversammlung angemeldet haben.	(1) Shareholders shall only be entitled to attend the General Meeting of Shareholders and exercise the voting right at such meeting if they have registered in due time before the General Meeting of Shareholders in accordance with the following more detailed provisions.
(2) Die Anmeldung muss in deutscher oder englischer Sprache in Textform oder, sofern dies in der Einberufung vorgesehen ist, in einer dort näher bestimmten elektronischen Form erfolgen.	(2) The registration shall be in text form in German or in English, or if provided for in the convocation, in another electronic form as further determined therein.
(3) Die Anmeldung muss der Gesellschaft innerhalb der gesetzlich vorgesehenen Frist unter der in der Einberufung hierfür mitgeteilten Adresse zugehen. In der Einberufung zur Hauptversammlung kann stattdessen auch	(3) The registration must be received by the Company within the statutory time period at the address as communicated in the convocation. In the convocation

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eine kürzere, in Tagen zu bemessende Frist vorgesehen werden.	for the General Meeting of Shareholders also a shorter period of time to be calculated in days can instead be stipulated.
(4) Der Verwaltungsrat ist ermächtigt vorzusehen, dass Aktionäre ihre Stimmen auch ohne an der Versammlung teilzunehmen, schriftlich oder im Wege elektronischer Kommunikation abgeben können (Briefwahl). Der Verwaltungsrat kann Umfang und Verfahren der Briefwahl im Einzelnen regeln.	(4) The Administrative Board is authorized to allow the shareholders to cast their vote in writing or by means of electronic communications (postal vote) without having to attend the General Meeting of Shareholders themselves. The Administrative Board can determine the extent and the procedure of the postal voting in further details.
(5) Der Verwaltungsrat ist ferner ermächtigt vorzusehen, dass Aktionäre auch ohne selbst vor Ort anwesend oder vertreten zu sein, an der Hauptversammlung teilnehmen und sämtliche oder einzelne ihrer Rechte ganz oder teilweise im Wege elektronischer Kommunikation ausüben können (Online-Teilnahme). Der Verwaltungsrat kann Umfang und Verfahren der Online-Teilnahme im Einzelnen regeln.	(5) The Administrative Board is further authorized to allow that shareholders attend the General Meeting of Shareholders without being physically present at the location of the General Meeting of Shareholders themselves or by a representative and exercise all or parts of their rights in whole or in part by way of electronic communications (online attendance). The Administrative Board can determine the extent and the procedure of the online attendance in further details.
(6) Das Stimmrecht kann auch durch Bevollmächtigte ausgeübt werden. Für die Form der Erteilung der Vollmacht, ihren Widerruf und/oder den Nachweis der Vollmacht können in der Einberufung	(6) The voting right can be exercised through representatives. With regard to the form for the granting of an authorization, its revocation and/or the proof of authorization,

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Erleichterungen gegenüber der gesetzlich vorgeschriebenen Form bestimmt werden; im Übrigen gelten hierfür die gesetzlichen Bestimmungen. Die Regelungen von § 135 AktG bleiben unberührt.	alleviations from the statutory form can be determined; apart from that, the provisions of Section 135 of the German Stock Corporation Act remain unaffected.
§ 19 Vorsitz	§ 19 Chair
(1) Den Vorsitz der Hauptversammlung führt der Vorsitzende des Verwaltungsrats oder ein anderes, vom Vorsitzenden des Verwaltungsrats dazu bestimmtes Mitglied des Verwaltungsrats oder eine sonstige, vom Vorsitzenden des Verwaltungsrats dazu bestimmte Person (Versammlungsleiter). Sofern der Vorsitzende des Verwaltungsrats nicht an der Hauptversammlung teilnimmt und eine Bestimmung nach Satz 1 nicht getroffen hat oder der Bestimmte verhindert ist, erfolgt die Bestimmung des Versammlungsleiters durch mit einfacher Mehrheit der abgegebenen Stimmen der anwesenden Verwaltungsratsmitglieder zu fassenden Beschluss. Ist in der Hauptversammlung kein Verwaltungsratsmitglied anwesend und ist auch keine Bestimmung durch den Vorsitzenden getroffen worden bzw. ist der Bestimmte verhindert, so wird der Versammlungsleiter unter dem Vorsitz des Aktionärs mit dem höchsten in der Hauptversammlung erschienenen Anteilsbesitz oder seines Vertreters durch die Hauptversammlung gewählt.	(1) The General Meeting of Shareholders shall be presided over by the Chairman of the Administrative Board or by another member of the Administrative Board as determined by the Chairman of the Administrative Board or any other person as determined by the Chairman of the Administrative Board (Chairman of the Meeting). If the Chairman of the Administrative Board does not attend the General Meeting of Shareholders and has not made any such ruling according to sentence 1 or the person determined is prevented from attending, the Chairman of the Meeting shall be determined by a resolution adopted with simple majority of the votes cast by the Administrative Board members attending the General Meeting of Shareholders. If no Administrative Board member attends the General Meeting of Shareholders and also no determination by the Chairman of the

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Administrative Board has been made or the person determined is prevented from attending, the Chairman of the Meeting shall be determined by election of the General Meeting of Shareholders chaired by the shareholder with the highest degree of share ownership represented in the meeting or by its proxy.
(2) Der Versammlungsleiter bestimmt im Rahmen der gesetzlichen Bestimmungen die Reihenfolge der Gegenstände der Tagesordnung sowie Art und Form der Abstimmungen.	(2) Within the framework of statutory provisions, the Chairman of the Meeting shall determine the order in which the items on the agenda are to be dealt with and the type and form of voting.
(3) Der Versammlungsleiter kann das Frage- und Rederecht der Aktionäre zeitlich angemessen beschränken. Er ist insbesondere berechtigt, zu Beginn der Hauptversammlung oder während ihres Verlaufs den zeitlichen Rahmen des gesamten Versammlungsverlaufs, der Aussprache zu den einzelnen Tagesordnungspunkten oder der einzelnen Frage- und Redebeiträge angemessen festzusetzen.	(3) The Chairman of the Meeting may establish reasonable temporal limits for the shareholders' right to put questions and address the General Meeting of Shareholders. In particular, the chairperson shall be entitled to fix, at the beginning of the General Meeting of Shareholder or during its course, reasonable time frames for the entire General Meeting of Shareholders, for deliberations on the individual items of the agenda or for the individual contributions made by askers and speakers.
(4) Der Versammlungsleiter kann eine Übertragung der Hauptversammlung in Ton	(4) The Chairman of the Meeting may permit audio and video transmission of the General Meeting of Shareholders in a manner which he shall define in

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und Bild in einer von ihm näher zu bestimmenden Weise zulassen.	further detail.
§ 20 Hauptversammlungsbeschlüsse	§ 20 Resolutions of the General Meeting of Shareholders
(1) Die Hauptversammlung beschließt nur in den im Gesetz oder in der Satzung bestimmten Fällen.	(1) The General Meeting of Shareholders shall only pass resolutions on such matters as stipulated by statutory law or in the articles of association.
(2) Die Beschlüsse der Hauptversammlung werden, soweit nicht zwingende gesetzliche Vorschriften oder die Satzung etwas anderes vorschreiben, mit der einfachen Mehrheit der abgegebenen Stimmen und, sofern das Gesetz außer der Stimmenmehrheit eine Kapitalmehrheit vorschreibt, mit der einfachen Mehrheit des bei der Beschlussfassung vertretenen Grundkapitals gefasst. Für Satzungsänderungen genügt, wenn nicht zwingende gesetzliche Vorschriften oder die Satzung etwas anderes vorschreiben, die einfache Mehrheit der abgegebenen Stimmen, wenn mindestens die Hälfte des Grundkapitals vertreten ist.	(2) Save as otherwise provided by mandatory provisions of statutory law or of the articles of association, resolutions of the General Meeting of Shareholders shall be adopted by simple majority of the votes cast and, if statutory law stipulates a capital majority besides the majority of votes, by simple majority of the share capital represented at the resolution. If not provided otherwise by mandatory provisions of statute or the articles of association, for amendments of the articles of association a simple majority of votes cast suffices if at least half of the share capital is represented.
(3) Jede Stückaktie gewährt eine Stimme.	(3) One vote shall be afforded to each no-par value share.

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7. Abschnitt. Rechnungslegung und Gewinnverwendung	Section 7. Rendering of Accounts and Appropriation of Profits
§ 21 Jahresabschluss	§ 21 Annual Financial Statements
Stellt der Verwaltungsrat den Jahresabschluss fest, so kann er den Jahresüberschuss ganz oder teilweise in andere Gewinnrücklagen einstellen. Die Einstellung eines größeren Teils als der Hälfte des Jahresüberschusses ist jedoch nicht zulässig, wenn die anderen Gewinnrücklagen die Hälfte des Grundkapitals übersteigen oder soweit sie nach der Einstellung die Hälfte übersteigen würden. Vom Jahresüberschuss sind jeweils die Beträge, die in die gesetzliche Rücklage einzustellen sind, und ein Verlustvortrag vorab abzuziehen.	If the Administrative Board approves the annual financial statements, then it may appropriate the annual profit for the year to other revenue reserves in whole or in part. The appropriation of more than half of the annual profit for the year is not admissible, however, if the other revenue reserves exceed half of the share capital or insofar as they would exceed half of the share capital following such appropriation. Any amounts allocated to the statutory reserve and any accumulated deficit brought forward from the prior year have to be deducted from the annual profit for the year in advance.
§ 22 Gewinnverwendung	§ 22 Disposal of Corporate Profits
(1) Über die Verwendung des Bilanzgewinns beschließt die Hauptversammlung. Die Hauptversammlung kann anstelle oder neben einer Barausschüttung auch eine Sachausschüttung beschließen.	(1) The General Meeting of Shareholders shall decide upon the disposal of corporate profits. The General Meeting may resolve to make distributions in kind, in place of or in addition to cash distributions.

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(2) Soweit die Gesellschaft Genussscheine ausgegeben hat oder ausgeben wird und sich aus den jeweiligen Genussrechtsbedingungen für die Inhaber der Genussscheine ein Anspruch auf Ausschüttung aus dem Bilanzgewinn ergibt, ist der Anspruch der Aktionäre auf diesen Teil des Bilanzgewinns ausgeschlossen.	(2) Insofar as the Company has issued participation certificates or does so in future and if the respective conditions of the participation certificates stipulate that the bearers of the participation certificates are entitled to distribution of dividends from the net income, the shareholders’ entitlement to this part of the net income shall be excluded.
(3) Nach Ablauf eines Geschäftsjahres kann der Verwaltungsrat unter Beachtung der Vorgaben des § 59 AktG auf den voraussichtlichen Bilanzgewinn einen Abschlag an die Aktionäre zahlen.	(3) After expiration of a financial year, the Administrative Board may, in accordance with the requirements of Section 59 of the German Stock Corporation Act, pay to the shareholders an instalment of the expected balance sheet profits.

8. Abschnitt. Schlussbestimmungen	Section 8: Final Provisions
§ 23 Gründungsaufwand	§ 23 Expenses for Formation
Die Kosten der Gründung tragen die Gründer.	The founders shall bear the costs of the formation.
§ 24 Salvatorische Klausel	§ 24 Severability Clause
Sollten eine oder mehrere Bestimmungen dieser Satzung ganz oder in Teilen nichtig oder unwirksam	If one or several provisions of these articles of association are or will

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sein oder werden, so wird die Gültigkeit der Satzung im Übrigen hiervon nicht berührt.	become invalid in whole or in part, the validity of the remaining parts of the articles of association remains unaffected.
§ 25 Sonstiges	§ 25 Miscellaneous
Bei Abweichung der englischen von der deutschen Fassung dieser Satzung ist allein die deutsche Fassung ausschlaggebend.	In the event of deviations of the English version from the German version of these articles of association, the German version shall prevail.

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